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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP Filed pursuant to
    Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

================================================================================
1. Name and Address of Reporting Person*

   Deutsche Telekom AG
--------------------------------------------------------------------------------
   (Last)               (First)                 (Middle)

   Friedrich - Ebert - Allee 140
--------------------------------------------------------------------------------
                                    (Street)

    Bonn                Germany                 53113
--------------------------------------------------------------------------------
   (City)               (State)                 (Zip)


================================================================================
2. Issuer Name and Ticker or Trading Symbol

   Sprint Corporation (FON)
   Sprint Corporation (PCS)
================================================================================
3. IRS or Social Security Number of Reporting Person, if an Entity (Voluntary)

   N/A
================================================================================
4. Statement for Month/Year

   2/99
================================================================================
5. If Amendment, Date of Original (Month/Year)


================================================================================

6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [   ]   Director                             [ x ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)
================================================================================
7. Individual or Joint/Group Filing
   (Check applicable line)

   [ x ] Form filed by one Reporting Person
   [   ] Form filed by more than one Reporting Person
================================================================================

================================================================================

         Table I -- Non-Derivative Securities Acquired,
               Disposed of, or Beneficially Owned



=================================================================================================================================
1. Title of    2. Transaction      3. Transaction  4. Securities Acquired     5. Amount of       6. Ownership      7. Nature of
   Security       Date                Code            (A) or Disposed of (D)     Securities         Form: Direct      Indirect
   (Instr. 3)     (Month/Day/Year)    (Instr. 8)      (Instr. 3, 4 and 5)        Beneficially       (D) or            Beneficial
                                                                                 Owned at End of    Indirect (I)      Ownership
                                      -----------     ------------------------   Month              (Instr. 4)        (Instr. 4)
                                                               (A) or             (Instr. 3 and 4)
                                      Code     V       Amount  (D)     Price
   ---------      ---------------     ----   -----    -------- ------  -----     ----------------   -----------       -----------

---------------------------------------------------------------------------------------------------------------------------------


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see
  Instruction 4(b)(v).

                         Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                      (e.g., puts, calls, warrants, options, convertible securities)

=================================================================================================================================
1. Title of         2. Conver-     3. Trans-      4. Transac-        5. Number of Deriva-       6. Date Exercis-
   Derivative          sion or        action         tion               tive Securities Ac-        able and Expi-
   Security            Exer-          Date           Code               quired (A) or Dis-         ration Date
   (Instr. 3)          cise           (Month/        (Instr. 8)         posed of (D)               (Month/Day/
                       Price of       Day/                              (Instr. 3, 4 and 5)        Year)
                       Deriva-        Year)                                                        ------------------
                       tive Se-                                                                    Date       Expira-
                       curity                                           -------------------        Exer-      tion
                                                     Code    V             (A)       (D)           cisable    Date
  ------------         --------      --------        ----  -----        --------    -----          --------   --------

PCS Common Stock       1 for 1      2/10/99           P                 2,652,500 (A)               N/A         N/A
Series 3

PCS Common Stock       1 for 1      2/22/99           P                   397,875 (A)               N/A         N/A
Series 3



1. Title of      7. Title and Amount of    8. Price of    9. Number of    10. Ownership Form  11. Nature of
   Derivative       Underlying Securities     Derivative     derivative       of Derivative       Indirect
   Security         (Instr. 3 and 4)          Security       Securities       Security: Direct    Beneficial
   (Instr. 3)                                (Instr. 5)     Beneficially     (D) or Indirect     Ownership
                 --------------------------                  Owned at End     (I)                 (Instr. 4)
                                  Amount or                  of Month         (Instr. 4)
                                  Number of                  (Instr. 4)
                    Title         Shares
  -----------    -----------      --------    ---------      ------------     ----------------    ----------

PCS Common Stock PCS Common Stock  2,652,500   $27.67                                D               N/A
Series 3         Series 1

PCS Common Stock PCS Common Stock    397,875   $27.67         27,208,718*            D               N/A
Series 3         Series 1


---------------------------------------------------------------------------------------------------------------------------------


Explanation of Responses:

* Deutsche Telekom AG ("DT") and France Telecom S.A. ("FT") may be deemed members of a group, with each holding 43,118,018 shares of Class A Common Stock and 5,649,709 shares of PCS Common Stock-Series 3 ("Series 3 PCS Common Stock") of Sprint Corporation ("Sprint"). DT disclaims beneficial ownership of shares held by FT for reporting purposes on this Form 4. Each share of Class A Common Stock can be converted into one share of FON Common Stock-Series 3 (or, in certain circumstances, FON Common Stock-Series 1) and one-half share of Series 3 PCS Common Stock (or, in certain circumstances, PCS Common Stock-Series 1 ("Series 1 PCS Common Stock")). Each share of Series 3 PCS Common Stock can be converted in certain circumstances into one share of Series 1 PCS Common Stock.

                       /s/ Helmut Reuschenbach               3/5/99
                      -------------------------------      ----------
                       Title: Senior Executive Director       Date

                      **Signature of Reporting Person

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).